Exhibit 99.1

ASX ANNOUNCEMENT

12 February 2018

Update on Strategic Alliance

Melbourne, Australia; 12 February, 2018: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), wishes to advise that the Company is presently in discussions with the ASX regarding the possible application of ASX Listing Rule 11.1; its structure / operations in compliance with ASX Listing Rule 12.5 and whether a strategic alliance with Blockchain Global Ltd to explore the application of Blockchain technology (distributed Ledger) to provide efficiencies and new opportunities leveraging off the GTG existing genomics business would result in a change of activities of GTG. While these discussions are continuing, the ASX has required that GTG continue in suspension. GTG will provide a market update as soon as it is able to conclude that review by the ASX.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian	Jason Wong (USA))
Director	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company markets BREVAGenplus, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.